FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, April 22, 2020 - GPA [B3: PCAR3; NYSE: CBD] announces its sales performance in 1Q20. The information presented is preliminary, has not been audited and is subject to revision. Change and growth calculations are in comparison with the same period the previous year, except where stated otherwise. ‘Same-store’ sales are adjusted for calendar effects.

GPA Sales Performance in 1Q20

• Consolidated gross revenue in 1Q20 totaled R$21.6 billion, including GPA’s operations in Brazil, Colombia, Uruguay and Argentina;

• Brazil: Gross revenue reached R$15.9 billion, a significant increase of 15.0% and 6.9% in ‘same-store’ sales:

o   Assaí: Expressive total sales growth of 23.8%, an increase of R$1.6 billion compared to 1Q19 despite the strong basis of comparison, reflecting the success of the expansion plan and an achievement of over 2.5 million clients per month. It is worth highlighting the strong performance of the 40 new stores opened in the last 24 months that are in maturation process and already represent around 25% of the banner’s total sales. The performance of the ‘same-store’ sales reached 7.1%;

o   Multivarejo: Positive effects of portfolio restructuring of stores:

(i) rapid maturation of the 46 renovated Pão de Açúcar stores (over 40% of the banner’s sales), that presented sales growth of 14%;

(ii) robust performance by the Compre Bem and Mercado Extra banners, with ‘same-store’ sales growth of 42% and 11%, respectively;

(iii) confirmed success of Proximity formats with 22.5% of sales increase, totaling eight consecutive quarters of double-digit growth and market share gains from this format;

(iv) strong growth resumption of Hiper as a result of the adhesion to the value proposition regarding the clients’ current needs. Focus on the ~70 Extra Hiper stores with high performance and further portfolio optimization process, with the closure of 5 stores, 3 of which are to be converted into Assaí stores;

(v) continuous development of GPA Ecosystem: crossed monetization between e-commerce segment and brick-and-mortar stores:

-          Food e-commerce: strong sales growth of 82% on a consistent basis, which increased business penetration, reaching approximately 3% of Multivarejo and over 7% of Pão de Açúcar sales;

-          James Delivery: growth above 800% in the number of total orders vs. 1Q19, with an increase of 130% in the average ticket and around 4,200% in GMV in the retail vertical, through the maturation of the places served, integration with Multivarejo and partnerships;

-          Cheftime: average monthly growth over 40%, reinforcing its commitment to provide different solutions through expansion of its product portfolio and advances in its digital strategy;

o  Covid-19: strong increase in sales volume across all banners and regions of the country, especially in the last two weeks of March (from 14 to 31):

 (i) Brick-and-mortar stores: significant increase of 16% in sales in this period;

(ii) Food e-commerce: increase of about 150% in orders (more than 150,000 orders placed);

(iii) James Delivery: strong growth in the last half of March in GMV in the retail vertical over 3,000% and in average ticket of 225%, in addition to the increase of 862% in the number of orders compared to the same half of the previous year;

(iv) Cheftime: increase of 90% in the number of meals sold considering both physical and online stores.

•                Grupo Éxito: gross sales revenue reached R$5.7 billion, with total sales growth of 11.8% and ‘same-store´ of 12.1%. All growth figures consider a constant exchange rate:

o    Colombia: growth of 9.7% in ‘same-store’ sales, mainly due to the Grupo Éxito Anniversary Campaign and increase in purchasing trends in the second half of March due to the quarantine decree on account of the Covid-19 pandemic. Better sales trend across all banners, notably in the innovative formats such as Éxito Wow (+15%), FreshMarket (+25%) and Surtimayorista (+14%);

o    Uruguay: increase of 11.8% in ‘same-store’ sales, with growth in all banners and formats, driven by the strong tourist season and higher sales volume due to Covid-19 in the second half of March;

o    Argentina: ‘same-store’ sales increased 46% despite the challenging economic scenario, mainly due to growth of the Hyper and Proximity formats above the country’s inflation, as well as the significant growth of the e-commerce.

GPA Consolidated

GPA - Brazil

Coronavirus (Covid-19)

The World Health Organization (WHO) classified the new coronavirus (Covid-19) outbreak as a global pandemic on March 11, 2020, a fact that changed the relations and habits of various consumers. The impacts on the operation were gradually noticed after this declaration and, especially, after the first quarantine decree and social distancing announced by the São Paulo state government and later followed by other States.

Key effects observed during the period (March 14 to 31):

▪          Product mix: the consumer buying profile follows cycles, prioritizing: (i) basic and essential products, such as food commodities, which grew 45% in Multivarejo and 30% in Assaí (products such as rice, beans and dry pasta increased over 100% in the period in both formats); (ii) frozen products (+80% in Multivarejo and +20% in Assaí); (iii) daily consumption perishables such as meat and dairy products (+30% in Multivarejo and +10% in Assaí); and (iv) hygiene and cleaning items, driven by the growth of 40% for body care products in Multivarejo and 30% in Assaí, and of 45% of cleaning products in Multivarejo. In addition to the stocking effect, an increase in household consumption was observed, driven by people spending more time at home with their families due to the closure of offices, restaurants and bars, for example, and this demand continued during the quarantine period. In Assaí, sales to the final consumer evolved 100% in the peak supply week while there was a reduction in sales to the business consumer, especially in the food service channel.

▪          Brick-and-mortar stores: the physical distancing measures resulted in higher purchase volumes and lower shopping frequency. In addition, Assaí stores observed an increase in the share of individual clients in sales to over 70% (vs. approximately 50% before the pandemic);

▪          Food e-commerce: significant increase of approximately 120% in sales and of 150% in number of orders in the last two weeks of March, as well as higher customer traffic in GPA’s digital platforms;

▪          James Delivery:  the app, which already has more than 2 million downloads, registered a significant growth in the last half of March in the vertical retail, over 3,000% in GMV and 225% in average ticket, in addition to the increase of 862% in the number of orders in the period. The growth in GMV in the retail vertical was 110% comparing the first half of March vs the last half of the month;

▪          Cheftime: the foodtech posted a significant increase of 90% in the number of meals sold during the mentioned period, being able to deliver its portfolio variety such as pizzas, esfihas, meals, sushi production in the stores, among others, in addition to the rapid evolution of its digital strategy through four dark kitchens connected to James Delivery.

Key measures implemented:

▪          Supply: the Company has been working in partnership with the industry to give the population access to basic and essential products. Therefore, it increased inventories of these products by 15% at the end of March compared to normal levels, in order to meet this demand. Moreover, the Company has stimulated conscientious consumption and limited the purchase of certain items at this time to avoid excessive product stock-up by the consumers;

▪          Price policy: aware of the essential role played by the retail segment in the current scenario, GPA has not made any changes to its price policy. Promotional campaigns were scaled down during the period to maintain an adequate level of products on store shelves and avoid initiatives that stimulate crowding of people in stores;

▪          Special credit for clients to purchase food products:

o   Multivarejo: payment in up to three installments for purchases using branded cards or up to two installments with other credit cards, in all regions of Brazil.

o   Assaí: payment in up to three installments for purchases using the proprietary card Passaí or up to two installments with other credit cards, in the Northern and Northeastern regions of Brazil.

▪          Changes in the business hours of stores: shortened business hours in some stores, especially due to lower customer traffic at night. In addition, Pão de Açúcar stores are open at special hours (6 a.m. to 7 a.m.) exclusively for people over 60, focusing on safe shopping for this public;

▪       Strengthening of e-commerce operation: to properly meet the demand, some measures have been adopted and others are in the process of being adopted, such as (i) hiring of over 1,000 temporary workers; (ii) increase in the number of stores that operate under the Express model from 125 stores on December to 228 stores; (iii) opening of two new e-stores in São Paulo and Rio de Janeiro; (iv) integration of the James Delivery operation with Pão de Açúcar and Extra websites and apps; (v) focus on delivering products to consumers over 60 years; (vi) new telesales channel;

▪       James Delivery: strong concern with clients, shoppers and deliverers protection, with deliveries being made with less contact, higher precautions regarding personal hygiene and cleanliness, as well as consistent communication of safety measures;

▪       Safety/precautionary measures adopted both for clients and employees: the Company is following all the recommendations from the Ministry of Health and other authorities:  actions have been taken to reinforce hygiene and cleaning procedures in all the stores; distribution of hand sanitizers to employees at all stores; distribution of masks; installation of acrylic panels at the checkouts in all stores; signage for physical distancing in lines; instruction to allow the entry of only one family member to shop at stores; limitation on the number of people per square meter at the stores; employees in the risk group have been asked to stay away from work and home office system has been adopted for administrative office employees, among others.

▪          Hiring of about 5,000 temporary workers: allocated in positions held by employees belonging to the risk group who were asked to stay away from work, following the Ministry of Health’s recommendations, to adequately meet the demand at stores and the e-commerce operation during the period;

▪          Social Responsibility: highlight for the solidarity actions implemented through the GPA Institute, such as donation of food, hygiene and cleaning products to partner NGOs across Brazil and support to emergency funds for micro entrepreneurs, small businesses and communities in in areas of high social vulnerability. Support to micro entrepreneurs from the Rocinha slum with the “Projeto Favela sem corona” (Slums without corona project) by selling and donating products through the James app. Clients can also support these actions by donating food, hygiene and cleaning products and baskets of staples at the Group’s brick-and-mortar stores, customer loyalty apps and the food e-commerce portal.

Highlights by format

Assaí:

Another quarter of strong gross revenue growth (+23.8%), driven by the successful expansion of 40 stores in the last 24 months and the format’s adherence to its target customers.

▪          Total sales grew 23.8% (R$1.6 billion) to R$8.5 billion in the quarter, as a result of the continuous increase in customer traffic and sales volume throughout the quarter, which accelerated in the last two weeks of March;

▪          ‘Same-store’ sales maintained their consistent performance, increasing 7.1% in the period, despite the strong comparison base (10.7% in 1Q19);

▪          Opening of a store in the state of Pernambuco, the 167th of the brand. Fourteen more stores are currently under construction, and three other Extra Hiper stores have been closed for conversion;

▪          84,000 Passaí cards were issued in the period, totaling more than one million since launch, with over 740,000 active cards. Card penetration reached 5.3%, once again reinforcing the value proposition offered to clients;

▪          Rollout of the credit and debit card POS machines under the Passaí brand, which are already present in over 70 stores and should be available in all Assaí stores by 1H20.

Multivarejo:

Sales growth driven by the maturation of renovated and converted stores, as well as commercial initiatives and higher purchases by clients

▪          Resumption of sales growth across all banners, with gross sales increasing 6.2% in total sales, 6.6% in ‘same-store’ sales, and increase of R$427 million, driven by the successful commercial activations in the period, formats that better meet the demand of consumers, and higher volumes in the last two weeks of March. The penetration of private-label brands reached 14% in the food category at Multivarejo (vs. 12.7% in 4Q19). Acceleration of ‘same-store’ performance in all formats:

o   Pão de Açúcar: Strong growth of the banner, highlighting the 46 renovated stores, which grew 14%. 20 other stores are being evaluated for possible renovation;

o   Mercado Extra: The 100 stores of the banner delivered solid sales growth of 11%, due to the maturation of the model: quality and assortment of perishables and better services to consumers;

o   Compre Bem: Sales growth of 42% in its 28 stores, mainly due to the rapid maturation of stores converted in 2018 and 2019 and greater appeal of the new store model;

o   Proximity: Strong sales performance of 22.5%, despite the strong comparison base of 20% in 1Q19. The positive highlights of the period were Minuto Pão de Açúcar and the wise expansion of 7 stores opened in the last five months, which already reached the banner’s average sales and profitability;

o   Extra Hiper: Strong growth resumption of the format as a result of the adhesion to the value proposition regarding the client's’ current needs. The positive highlight was the promotional initiatives in the quarter, activations in the Clube Extra app and promotional efforts in private-label brands (especially Qualitá);

▪       E-commerce operation posted growth of 82%, reflecting the evolution across all delivery models, notably the 120% growth of the delivery models considering store operations. Orders placed through the Pão de Açúcar Mais and Clube Extra apps, which have over 12 million downloads, already account for 50% of e-commerce sales;

▪          James Delivery presented sales growth of around 4,200% vs 1Q19 and an increase of 130% in the average ticket in the retail vertical through the know-how of Multivarejo and James algorithm, presenting solid results due to: (i) maturation of the places served with 3x more stores, (ii) increasing physical and technological integration with Multivarejo, (iii) partnership with the Raia Drogasil and Iguatemi chain, and (iv) the launch of James Prime, which will make it possible to increase the number of orders per customer;

▪       Cheftime still presenting an average growth per month over 40% and completed, during 1Q20, the renovation phase of its production center. There was an expansion of its pizza, esfiha, and meal categories, reshaping its sushi production in the stores and opening a Cheftime flagship at Pão de Açúcar Ricard Jafet-São Paulo. In addition, it advanced its digital experience with four dark kitchens connected to James Delivery.

Evolution of store portfolio

Three new stores were opened in the quarter: 1 Assaí and 1 Minuto Pão de Açúcar store and 1 gas station. In addition, the Company initiated the plan for optimizing the Extra Hiper portfolio: five stores were closed in the quarter and three of them will be converted into Assaí stores.

The Company ended 1Q20 with a total portfolio of 1,072 stores. It is worth highlighting the stores that were opened, renovated and converted in the recent periods:

▪          167 Assaí stores, of which 40 stores were opened in the last 24 months;

▪          185 Pão de Açúcar stores, with 46 stores renovated to the concept of next generation stores;

▪          100 Extra Super stores converted into Mercado Extra and 28 into Compre Bem;

▪          86 Minuto Pão de Açúcar stores, with resumption of expansion in 3Q19.

The Company reaffirms its plan for expansion, conversion and renovation of stores. However, given the new coronavirus (Covid-19) pandemic, works could be postponed.

Grupo Éxito – Colombia, Argentina and Uruguay

GPA concluded the acquisition of 96.57% of the capital stock of Grupo Éxito on November 27th, 2019. Therefore, the result of Grupo Éxito is considered in Consolidated GPA only in 1Q20. The growth figures in 1Q20 vs. 1Q19 are for comparison purposes only.

In 1Q20, gross revenue from Grupo Éxito operations amounted to R$5.7 billion, a total increase of 11.8% and 12.1% in the ‘same-store’ sales concept, confirming the positive trend registered in recent quarters.

Below are the highlights by country:

Colombia

Gross sales in 1Q20 grew 9.4% and 9.7% in the ‘same-store’ sales concept, mainly reflecting:

▪          The strong sales performance in the quarter, mainly due to the Grupo Éxito Anniversary Campaign and increase in purchasing trends in the second half of March due to the quarantine decree on account of the Covid-19 pandemic;

▪          Better sales trend across all banners, notably in the innovative formats Éxito Wow (+15%), FreshMarket (+25%) and Surtimayorista (+14%).

Performance by banner:

o   Éxito: Successful anniversary campaign of the banner (February 28th to March 15th), notably driven by growth in the food and electronics categories;

o   Carulla: Significant ‘same-store’ sales growth of 15.5%. The 13 FreshMarket stores, thanks to its unique proposition, presented a 25% growth in sales and already account for 27% of the banner’s sales;

o   Super Inter and Surtimax: Strong recovery in sales trend, with ‘same-store’ sales growth of 13.5%;

o   Surtimayorista: Continued expressive sales growth of 14.0%. Two stores were opened in the quarter, totaling 32 stores and 4.0% of total sales.

▪          Digital Transformation: The strengthening of digital channels remained a priority during the quarter, with growth of 45% and participation of 5.2% of sales. Over 470,000 app downloads were registered in 1Q20, and 1.2 million deliveries via “last mile” were made;

Uruguay:

‘Same-store’ gross sales grew 11.8%, mainly driven by a performance above expectations during the tourist season and higher sales volume in the last two weeks of March due to the coronavirus (mobility restrictions led consumers to stock up essential food and hygiene products). All banners and formats posted sales growth.

Argentina:

‘Same-store’ gross sales increased 46.0%, even with the challenging economic scenario, mainly due to growth of the Hyper and Proximity formats above the country’s inflation, as well as the significant e-commerce growth.

APPENDIX

Company’s Business:

‘Same-store’ growth: ‘Same-store’ growth, as mentioned in this document, is adjusted by the calendar effect in each period.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

Retail vertical: Corresponds to James Delivery sales in the Pão de Açúcar, Extra and Minuto Pão de Açúcar operations.

Investor Relations Contacts

Phone: 55 (11) 3886-0421

Fax: 55 (11) 3884-2677

gpa.ri@gpabr.com

www.gpari.com.br

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 22, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.